        Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

January 18, 2012

                                                                  NR 12-1

ANIMAS PROVIDES FINANCING UPDATE &

 SANTA GERTRUDIS GOLD PROJECT UPDATE

Animas Resources Ltd. (TSX.V:ANI) has closed on $1.2 million of the financing with Ernesto Echavarria as the sole participant. Mr. Echavarria may fund Animas with additional funds at a future date as approved by the shareholders for up to a 39.1% interest in Animas. Mr. Echavarria now owns approximately 27.7% of the issued and outstanding common shares of Animas.

Mr. Echavarria has been a strong supporter of Animas and the Company is pleased to have him as a significant shareholder. Mr. Echavarria has also funded other exploration companies which have been very successful and may participate in future private placements completed by Animas.

Santa Gertrudis Property Update

In October 2011, Animas announced that a Mexican citizen and his associates blocked access to a portion of the Santa Gertrudis Property, 100% owned by Animas, and had taken some samples from the old gold leach pads that are on site from the former gold mining operations.

Animas is opposing this illegal action in the Mexican court system, and the Company has held meetings with various Sonora State governmental officials, all of whom strongly support Animas’  case. Animas continues to believe that this situation will be decided in the Company's favor but that it will take additional time to resolve the issue within the Mexican legal and governmental systems.

Currently, Animas has a drilling contract in place with Major Drilling and an approved environmental drilling permit, and the Company continues to plan and design a metallurgical test program on gold mineralized material from Santa Gertrudis.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

___________________________________

Mark T. Brown, Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected